RNS Software, Inc.

2197 West 2nd Avenue, Suite 103

Vancouver, B.C. V5K 1H7

Canada

November 3, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Dear Sir or Madam:

RNS Software hereby amends its registration statement on Form SB-2, filed on November 2, 2005, (Registration #333-129388) to include the following delaying amendment:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Sincerely,

RNS Software, Inc.

/s/ Livio Susin

Livio Suisin

President and Chairman of the Board

_____________________________________________________________________________

Dates Referenced Herein   and   Documents Incorporated By Reference

This DEL AM Filing	Date	Other Filings

	11-2-05	SB-2
Filed On / Filed As Of / Effective As Of	11-3-05